RAIT Financial Trust

Two Logan Square

100 N. 18th Street, 23rd Floor,

Philadelphia, PA 19103

June 7, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attn: Tom Kluck, Legal Branch Chief

Re: RAIT Financial Trust (the “Company”)

Registration Statement on Form S-3

Filed May 8, 2017

File No. 333-217776

Dear Mr. Kluck:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, the Company hereby respectfully requests acceleration of effectiveness of the above-captioned Registration Statement on Form S-3 to Friday, June 9, 2017 at 9:00 a.m., or as soon thereafter as practicable.

Since the Registration Statement is filed as a shelf registration statement under Rule 415 of the Securities Act of 1933, there are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (215) 207-2100.

Very truly yours,

/s/ Paul W. Kopsky, Jr.
Paul W. Kopsky, Jr. Chief Financial Officer and Treasurer

cc:

Mark E. Rosenstein, Esq., Ledgewood, a professional corporation

Sandra B. Hunter, Esq., SEC Staff Attorney